October 13, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

Re:	Ampio Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed September 30, 2011

File No. 333-177116

Ladies and Gentlemen:

This letter is being furnished on behalf of Ampio Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated October 11, 2011 (the “Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Donald B. Wingerter, Jr., Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-177116) that was filed with the Commission on September 30, 2011 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff’s comments.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 1 as marked. Copies of this letter are being sent under separate cover to Michael Rosenthall of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 1 and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

October 13, 2011

Comment No. 1

Please disclose the details of the private placements in which the securities you seek to register were initially sold including, but not limited to: the dates of those sales; the amounts issued in each sale; and the circumstances of each issuance.

Response to Comment No. 1

The prospectus contained in Amendment No. 1 has been revised on page 5 in response to the Staff’s comment.

Comment No. 2

You may not register for resale more shares than the aggregate number of shares being resold by the participating selling shareholders who purchased the shares in completed private placements. Please amend your registration statement pre-effectively after you identify all of the shareholders who want to participate in the secondary offering and determine exactly how many shares they want to register for resale. In the event that you are unable to identify all potential selling shareholders, please explain to us supplementally the good faith efforts you made to identify those shareholders.

Response to Comment No. 2

The prospectus contained in Amendment No. 1 has been revised on page 5 in response to the Staff’s comment.

Comment No. 3

In light of the fact that your company was a shell company as of December 31, 2009, you are not eligible to omit information from your prospectus, such as the identities of the selling shareholders and the number of shares they will sell, in reliance on Rule 430B(b). Please confirm that if you are not able to identify all participating selling shareholders after a good faith effort that you will provide further disclosure of the now unnamed selling shareholders and the number of shares they will offer for sale in a post-effective amendment prior to the use of the registration statement by those selling shareholders.

Response to Comment No. 3

The prospectus contained in Amendment No. 1 has been revised on page 5 in response to the Staff’s comment.

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United States Securities and Exchange Commission

Division of Corporation Finance

October 13, 2011

If you require additional information, please telephone the undersigned at (212) 459-7256 or Stephen M. Davis at (212) 813-8804.

Sincerely,

/s/ Thomas S. Levato

Thomas S. Levato

cc:	Donald B. Wingerter, Jr.

Ampio Pharmaceuticals, Inc.

Stephen M. Davis

Goodwin Procter LLP